Exhibit 99.2

Proposed Stock Option Exchange Program

To All Our Valued Employees,

It is my pleasure to announce that we will ask our shareholders to approve a one-time, voluntary exchange program that would allow you to exchange certain outstanding stock options for new replacement stock options to purchase a lesser number of shares with a lower exercise price.

Like many companies, Micrel has experienced a significant decline in our stock price in light of the current global financial and economic crisis. As a result, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock (known as “underwater” stock options). We believe the exchange program provides the best avenue towards addressing outstanding “underwater” stock options.

If the exchange program is approved by our shareholders, eligible employees, which excludes our named executive officers and members of our Board of Directors, will be given an opportunity to exchange certain outstanding “underwater” stock options for new options with a lower exercise price covering a fewer number of shares. The number of new options will be determined using exchange ratios designed to result in the new options having a fair value from an accounting perspective approximately equal to the stock options that are being exchanged. The new options will be granted with an exercise price equal to the closing price of our common stock on the date the replacement option is granted. Additionally, none of the replacement options will be vested on the date of grant. Instead, each replacement option will vest in substantially equal installments on each of the first three anniversaries of the replacement grant date, subject to the option holder’s continued employment with us through each vesting date. Here’s an example of how the exchange may look for an employee who has 1,000 outstanding options with an exercise price between $9.80-$10.72, 1,000 outstanding options with an exercise price between $10.73-$15.99, and 5,000 outstanding options with an exercise price at $16.00 and above:

Outstanding Options	Grant Price	Exchange	New Grant	New Grant Price
1,000 options	$9.80-$10.72	1.7 options for one	588 options	Price on date of new grant
1,000 options	$10.73-$15.99	2.35 options for one	425 options	Price on date of new grant
5,000 options	$16.00 or more	$.05 per option	$250 cash buy out	NA

It is currently expected that the exchange program will commence on or about July 13, 2009 and that eligible employees will then have at least 20 business days to elect to exchange all or none of their eligible options for replacement options. The exchange ratios described above will be recalculated when the exchange program begins to reflect any changes in the price of our common stock from now until then.

Securities and Exchange Commission, or SEC, and NASDAQ regulations govern this type of stock option exchange program. As such, we can only provide limited information to you at this time. Additional information about our proposed exchange program is available in our preliminary proxy statement, which can be found at www.sec.gov. Shareholders will vote on whether to approve the exchange program at our annual shareholders’ meeting on May 21, 2009. If our shareholders approve the proposal, we will have up to a year to execute the exchange program. However, as previously stated, we believe the exchange program will commence on or about July 13, 2009.

Until shareholders approve the exchange program and begin the exchange, there is nothing you need to do. I’ll update you again following our annual shareholders’ meeting on May 21, 2009.

At Micrel, we believe that an effective and competitive employee incentive program is critical for the success of our company. Stock options constitute a key component of our incentive and retention programs because we believe that equity compensation rewards the many contributions of our employees by allowing them to benefit from increases in the value of our shares. I am proud to say that we will continue to offer equity in the form of stock options to reward our valued employees.

Sincerely,

Ray Zinn

President and Chief Executive Officer

The stock option exchange described in this letter has not yet commenced. Micrel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the stock option exchange. Persons who are eligible to participate in the stock option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the stock option exchange.

In connection with the proposal to be voted on by Micrel’s shareholders with respect to the stock option exchange discussed in this letter, Micrel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Micrel shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the stock option exchange proposal, because they will contain important information about the proposal to be voted on by shareholders referenced in this letter with respect to the stock option exchange.

Micrel shareholders and option holders will be able to obtain the written materials described above and other documents filed by Micrel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Micrel with the SEC by directing a written request to: Micrel, Incorporated, 2180 Fortune Drive, San Jose, California, 95131, Attention: Secretary.